United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Annual and Extraordinary General Meetings on April 30, 2025 Rio de Janeiro, April 30, 2025 – Under the terms of CVM Resolution No. 81/2021, Vale S.A. (“Vale” or “Company”) makes public the Final Summary Voting Maps for each item contained in the call notice for the Annual and Extraordinary General Meetings of Shareholders (“Meetings”) held, cumulatively, on April 30, 2025. The information on the final summary voting maps is available in the attached tables, corresponding to the votes of 3,399,571,491 shares for the Ordinary General Meeting and 3,395,713,322 shares for the Extraordinary General Meeting, representing 79.6% and 79.5% of the Company's voting capital, respectively. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Mariana Rocha: mariana.rocha@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Final Summary Maps Vale S.A. - Annual and Extraordinary General Meetings on April 30, 2025 Exhibit Consolidate Final Summary Maps Annual General Meeting Resolution Votes Approve Reject Abstain¹ 1. Evaluation of the management report and accounts and examination, discussion and voting on the financial statements for the fiscal year ended December 31, 2024 2,327,282,239 572,842 1,071,716,410 2. Proposal for the allocation of profits for the year 2024 2,556,400,649 86,879 843,083,963 3. Setting the number of seats on the Board of Directors at 13 (thirteen) members and 1 (one) alternate member 2,554,493,769 3,067,508 842,010,214 4. Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the cumulative voting request)? 82,510,889 1,031,324,596 2,285,736,006 5. Election of the board of directors by candidate - Total members to be elected: 12 5.1. Daniel André Stieler 2,056,215,237 396,972,176 946,384,078 5.2. Marcelo Gasparino da Silva (independent) 2,412,082,813 75,374,531 912,114,147 5.3. Anelise Quintão Lara (independent) 2,484,890,573 12,364,859 902,316,059 5.4. Fernando Jorge Buso Gomes 1,863,071,226 651,197,314 885,302,951 5.5. Franklin Lee Feder (independent) 2,484,524,241 12,115,490 902,931,760 5.6. Heloísa Belotti Bedicks (independent) 2,492,089,950 17,648,487 889,833,054 5.7. João Luiz Fukunaga 1,911,683,469 526,842,603 961,045,419 5.8. Manuel Lino Silva de Sousa Oliveira (Ollie) (independent) 2,442,673,546 54,669,598 902,228,347 5.9. Rachel de Oliveira Maia (independent) 2,412,436,955 86,139,785 900,994,751 5.10. Reinaldo Duarte Castanheira Filho (independent) 2,464,409,938 17,811,501 917,350,052 5.11. Shunji Komai 2,150,253,553 314,028,772 935,289,166 5.12. Wilfred Theodoor Bruijn (Bill) (independent) 2,487,033,816 12,348,461 900,189,214 5.13. Mauro Gentile Rodrigues da Cunha (independent) 37,475,027 1 3,362,096,463 6. In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the candidates that you´ve chosen? 1,108,995,333 702,546,615 1,588,029,543 7. View of all the candidates to indicate the cumulative voting distribution 7.1. Daniel André Stieler 1,584,998,320 - - 7.2. Marcelo Gasparino da Silva (independente) 1,603,106,104 - - 7.3. Anelise Quintão Lara (independente) 1,540,837,748 - - 7.4. Fernando Jorge Buso Gomes 3,674,140,337 - - 7.5. Franklin Lee Feder (independente) 1,540,858,435 - - 7.6. Heloísa Belotti Bedicks (independente) 1,555,025,981 - - 7.7. João Luiz Fukunaga 1,568,512,469 - - 7.8. Manuel Lino Silva de Sousa Oliveira (Ollie) (independente) 3,295,519,196 - - 7.9. Rachel de Oliveira Maia (independente) 1,406,459,538 - - 7.10. Reinaldo Duarte Castanheira Filho (independente) 1,364,106,118 - - 7.11. Shunji Komai 1,113,872,790 - - 7.12. Wilfred Theodoor Bruijn (Bill) (independente) 1,420,171,818 - - 7.13. Mauro Gentile Rodrigues da Cunha (independent) 159,413,132 - - Vale S.A. - Annual and Extraordinary General Meetings on April 30, 2025 Exhibit 8. Election of the chairman of the board of directors - Daniel André Stieler 2,129,450,552 369,996,821 900,124,118 9. Election of vice-chairman of the board of directors - Marcelo Gasparino da Silva 2,478,211,901 43,237,814 878,121,776 10. Election of the fiscal council by candidate - Total members to be elected: 4 10.1. Márcio de Souza / Alessandra Eloy Gadelha 2,269,284,422 252,985,566 877,301,503 10.2. Aristóteles Nogueira Filho / Leda Maria Deiro Hahn 1,983,005,424 50,994,532 1,365,571,535 10.3. Raphael Manhães Martins / Jandaraci Ferreira de Araujo 1,963,266,234 59,296,014 1,377,009,243 10.4. Adriana de Andrade Solé / Pedro Zannoni 1,963,591,721 58,897,675 1,377,082,095 11. Setting the global annual compensation of management and Fiscal Council members for the year 2025 2,509,974,583 17,183,745 872,413,163 ¹Including blank votes. Extraordinary General Meeting Resolution Votes Approve Reject Abstain 1. Approval of the Global Long-Term Share- Based Incentive Plan. 1,900,198,406 643,209,327 852,305,589 ¹Including blank votes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 30, 2025		Director of Investor Relations